Exhibit (a)(10)

                  Notice Sent to Employees on December 12, 2001
                    by E-Mail Reporting Results of the Offer

From:     Steve Mitchell

Sent:     Wednesday, December 12, 2001, 1:30 p.m.

To:       Company

Subject:  Announcement of Results of Offer to Exchange Outstanding Options

As previously announced, we have accepted all old options to purchase common stock validly tendered for exchange pursuant to our Offer to Exchange dated November 5, 2001 and not withdrawn prior to 9:00 p.m. Pacific Standard Time on December 7, 2001.

     Old options to purchase approximately 3,517,514 shares of common stock were tendered for exchange, representing approximately 99% of the options that were eligible to be tendered in the Offer to Exchange. Subject to the terms and conditions of the Offer, we will issue new options to purchase approximately 3,260,000 shares of Common Stock under the Option Plans with an exercise price of One Dollar and Eleven Cents ($1.11) per share and a date of grant of December 7, 2001. The exercise price per share was determined based on the lower of $1.43 (the closing price for our common stock on November 20, 2001) or the closing price for our common stock on December 7, 2001, each as reported by the Nasdaq National Market System. The date of grant for the new options was determined based upon the date from which the exercise price was chosen.

By Friday, December 14, 2001, we will distribute new option agreements to each employee who validly tendered old options for exchange.